Exhibit 99.1
FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) 4221 W. Boy Scout Blvd. Suite 600 Tampa, Florida, USA 33607

Item 2	Date of Material Change

August 30, 2010.

Item 3	News Release

A news release was issued through CNW Group on August 30, 2010, a copy of which is attached as Schedule “A”.

Item 4	Summary of Material Change

On August 30, 2010, Gerdau Ameristeel and Gerdau S.A. announced that they completed the previously announced plan of arrangement pursuant to which Gerdau S.A. indirectly acquired all of the common shares of Gerdau Ameristeel (“Common Shares”) not already owned, directly or indirectly, by Gerdau S.A. at a price of U.S.$11.00 cash per Common Share (the “Arrangement”).

Item 5	Full Description of Material Change

The Arrangement was approved by more than 66?% of the votes cast by the shareholders of Gerdau Ameristeel present in person or represented by proxy and entitled to vote at the special meeting of shareholders held on August 24, 2010 (the “Meeting”) and by a majority of the “minority” shareholders (shareholders other than Gerdau S.A. and its related parties) present in person or represented by proxy and entitled to vote at the Meeting.

Pursuant to the Arrangement, Gerdau S.A. acquired all of the issued and outstanding Common Shares not already owned, directly or indirectly, by it for US$11.00 in cash per Common Share.

De-listing of the Common Shares from the Toronto Stock Exchange and the New York Stock Exchange is expected to occur shortly. Concurrent with the delisting of its Common Shares, Gerdau Ameristeel will apply to all applicable Canadian securities regulatory authorities and to the Securities and Exchange Commission in order to cease to be a reporting issuer, and to withdraw its shares from registration, respectively.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Barbara Smith, Vice President and Chief Financial Officer at 813-319-4324.

Item 9	Date of Report

August 30, 2010.

SCHEDULE “A”
August 30, 2010 Press Release

GERDAU AMERISTEEL CORPORATION AND GERDAU S.A. ANNOUNCE
CLOSING OF TRANSACTION
Tampa, FL, August 30, 2010 — Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) and Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced the completion today of the acquisition of Gerdau Ameristeel by way of a plan of arrangement (the “Arrangement”).
Pursuant to the Arrangement, Gerdau S.A. acquired all of the issued and outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly, by it for US$11.00 in cash per share. Any questions or requests for assistance in surrendering certificates representing shares of Gerdau Ameristeel in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company, at 416-643-5500 or toll free at 1-800-387-0825 or by email at inquiries@cibcmellon.com. Non-registered shareholders should contact their broker or other intermediary for details.
De-listing of the common shares of Gerdau Ameristeel from the Toronto Stock Exchange and the New York Stock Exchange is expected to occur shortly. Concurrent with the delisting of its common shares, Gerdau Ameristeel will apply to all applicable Canadian securities regulatory authorities and to the Securities and Exchange Commission in order to cease to be a reporting issuer, and to withdraw its shares from registration, respectively.
About Gerdau S.A.
 Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (TSX: GNA), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).
About Gerdau Ameristeel
 Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is Gerdau S.A.
Investor Relations Contacts:
Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations
Gerdau S.A.
Office: +55 51 3323-2703
Email: inform@gerdau.com.br
Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
Office: (813) 319-4324
Email: basmith@gerdauameristeel.com